UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2023

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Press release dated August 11, 2023

Item 1

Bogotá, Colombia. August 11, 2023

In connection with the information circulating in the local Colombian media, Grupo Aval Acciones y Valores S.A. ("Grupo Aval") and Corporación Financiera Colombiana S.A. ("Corficolombiana"), wish to clarify that the resolution with the U.S. Securities and Exchange Commission ("SEC") establishes an amount to be paid to the SEC of USD40,269,289 and the resolution with the U.S. Department of Justice ("DOJ") establishes a final amount to be paid to the DOJ, after credits, of USD20,300,000 for a total amount for these two agreements of USD60,569,289, amounts that will be paid by Corficolombiana and that will have an approximate impact of USD24,000,000 on Grupo Aval’s consolidated financial statements explained by its ownership stake in Corficolombiana.

The resolutions also establish the termination of the U.S. Government’s investigations over Grupo Aval and Corficolombiana related to Ruta del Sol II.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel